FOR IMMEDIATE RELEASE
Sept 21, 2001

Novell Announces Extension of Stock Repurchase Program

PROVO, Utah -- September 21, 2001 -- Novell, Inc. (NASDAQ:NOVL) today announced that its board of directors has extended through June 30, 2003, a stock repurchase program first authorized in June 2000, with over $400 million available for use.

Jack Messman, president and chief executive officer of Novell said, "These are challenging times for all of us. We are confident for the longer term, with Novell maintaining a very strong market position as a leading provider of software required for securing and managing eBusiness, corporate and government network solutions worldwide."

Novell will make stock repurchases from time-to-time, in the open market, through block trades or otherwise. The company began making share repurchases under the reauthorization on September 17. Stock repurchase is one aspect of Novell's overall management of its cash assets. The company is being cautious to maintain a strong cash balance in its business. Depending on market conditions and other factors, these purchases may be commenced, or suspended, at any time or from time-to-time without prior notice. Novell has approximately 360 million shares outstanding.

About Novell Novell, Inc. (NASDAQ: NOVL), is a leader in eBusiness solutions and Net services software designed to secure and power the networked world. Novell and its subsidiary, Cambridge Technology Partners, help organizations solve complex business challenges, simplify their systems and processes, and capture new opportunities with one Net solutions.

Forward Looking Statements
This press release contains forward-looking statements that involve a number of risks and uncertainties, as well as assumptions about changing markets and market conditions, marketing efforts, near and long-term objectives, potential new business, strategies, new methods of distribution, Net services, anticipated demand for new offerings from markets that Novell is entering, future business performance and outlook. These forward-looking statements are neither promises nor guarantees and involve a number of risks and uncertainties that could cause actual results to differ materially. The risks and uncertainties include, but are not limited to, the following: business conditions and the general economy; changes in distribution choices and channel partners; competitive factors; sales and marketing execution; shifts in technologies or market demand, the successful integration of Novell and Cambridge Technology Partners and other risks: identified in the company's SEC filings, including information under the heading "forward looking statements" its Form 10-K for the fiscal year 2000 and in the Form S-4 registration statement filed in connection with the merger with Cambridge Technology Partners. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes included in Novell's most recent reports on Form 10-K and Form 10-Q, each as it may be amended from time to time.

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Investor Relations
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408/967-8687